FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.	Name and Address of Issuer

CARDERO RESOURCE CORP. (the “Issuer”)
Suite 2300, 1177 West Hastings Street
Vancouver, B.C.
V6E 2K3

Item 2.	Date of Material Change

November 18, 2013

Item 3.	News Release

The date of the press release issued pursuant to section 7.1 of National Instrument 51- 102 with respect to the material change disclosed in this report is Noember 18, 2013. The press release was issued in Vancouver, British Columbia through the facilities of the Toronto Stock Exchange via Marketwire.

Item 4.	Summary of Material Change

The Issuer reports that they have received a delisting notification from the NYSE-MKT

Item 5.	Full Description of Material Change

The Issuer reports it has received a Notice of Intent to File Delisting Application from the NYSE MKT LLC (“NYSE MKT”). The Notice states that the Issuer remains not in compliance with certain of the NYSE MKT continued listing standards as set out in Part 10 of the NYSE MKT Issuer Guide (“Issuer Guide”) and that the NYSE Regulation, Inc. intends to file a delisting application for the Issuer’s common shares with the US Securities and Exchange Commission pursuant to Section 1009(d) of the Issuer Guide. The NYSE MKT determined that the Issuer has not made sufficient progress consistent with the plan filed by the Issuer with the NYSE MKT addressing how it intended to regain compliance with Sections 1003(a)(iv) and (f)(v) of the Issuer Guide as accepted by the NYSE MKT on August 9, 2013 (see NR13-19, August 14, 2013).

The Issuer has the right to appeal the NYSE MKT’s determination to proceed with the delisting. However, after careful consideration, the Issuer has determined that the significant expense of the appeal process and continued NYSE MKT listing is not warranted as it is management’s belief that it is not practicable for it to maintain a plan of compliance that will satisfy the NYSE MKT’s continued listing requirements and that it is therefore in the best interests of the Issuer and its shareholders that the Issuer accept the NYSE MKT’s determination.

The delisting of the common shares from NYSE MKT will not affect the listing of the Issuer’s common shares on the Toronto Stock Exchange, and the common shares will continue to trade on the Toronto Stock Exchange following such delisting. Additionally, the Issuer has determined to pursue the quotation of its common shares on the OTCQX quotation system operated by the OTC Markets Group.

Cautionary Note Regarding Forward-Looking Statements

This material changereport contains forward-looking statements and forward-looking information (collectively, “forward-looking statements”) within the meaning of applicable Canadian and US securities legislation. All statements regarding the discovery and delineation of mineral deposits/resources/reserves, the possibility of the Issuer’s common shares becoming quoted on the OTCQX operated by the OTC Markets Group, the potential for the making of a production decision to proceed with a mine at Carbon Creek, the potential commencement of any development of a mine at the Carbon Creek deposit following a production decision, the potential for any production from the Carbon Creek deposit, estimates of cash flow, NPV and IRR, and business and financing plans and business trends, are forward-looking statements. Information concerning mineral resource/reserve estimates and the economic analysis thereof contained in the prefeasibility study may also be deemed to be forward-looking statements in that it reflects a prediction of the mineralization that would be encountered, and the results of mining it, if a mineral deposit were developed and mined. Although the Issuer believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct. Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, postulate and similar expressions, or are those, which, by their nature, refer to future events. The Issuer cautions investors that any forward-looking statements by the Issuer are not guarantees of future results or performance, and that actual results may differ materially from those in forward looking statements as a result of various factors, including, but not limited to, variations in the nature, quality and quantity of any mineral deposits that may be located, variations in the market for, and pricing of, any mineral products the Issuer may produce or plan to produce, significant increases in the amount or cost of any of the machinery, equipment or supplies required to develop and operate a mine at Carbon Creek, a significant change in the availability or cost of the labor force required to operate a mine at Carbon Creek, significant increases in the cost of transportation for the Issuer’s products, the Issuer’s inability to obtain any necessary permits, consents or authorizations required for its activities, the Issuer’s inability to produce minerals from its properties successfully or profitably, to continue its projected growth, to raise the necessary capital or to be fully able to implement its business strategies, and other risks and uncertainties disclosed in the Issuer’s 2013 Annual Information Form filed with certain securities commissions in Canada and the Issuer’s 2013 annual report on Form 20-F filed with the United States Securities and Exchange Commission (the “SEC”), and other information released by the Issuer and filed with the appropriate regulatory agencies. All of the Issuer’s Canadian public disclosure filings may be accessed via www.sedar.com and its United States public disclosure filings may be accessed via www.sec.gov, and readers are urged to review these materials, including the technical reports filed with respect to the Issuer's mineral properties.

Cautionary Note Regarding References to Resources and Reserves

National Instrument 43 101 - Standards of Disclosure for Mineral Projects (“NI 43-101”) is a rule developed by the Canadian Securities Administrators which establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Unless otherwise indicated, all resource estimates contained in or incorporated by reference in this material change report have been prepared in accordance with NI 43-101 and the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) Standards on Mineral Resource and Mineral Reserves, adopted by the CIM Council on November 14, 2004 (the “CIM Standards”) as they may be amended from time to time by the CIM, and in the Geological Survey of Canada Paper 88-21 entitled “A Standardized Coal Resource/Reserve Reporting System for Canada” originally published in 1988 (the “GSC Paper”).

United States shareholders are cautioned that the requirements and terminology of NI 43-101, the CIM Standards and the GSC Paper differ significantly from the requirements and terminology of the SEC set forth in the SEC’s Industry Guide 7 (“SEC Industry Guide 7”). Accordingly, the Issuer’s disclosures regarding mineralization may not be comparable to similar information disclosed by companies subject to SEC Industry Guide 7. Without limiting the foregoing, while the terms “mineral resources”, “inferred mineral resources”, “indicated mineral resources” and “measured mineral resources” are recognized and required by NI 43-101 and the CIM Standards, they are not recognized by the SEC and are not permitted to be used in documents filed with the SEC by companies subject to SEC Industry Guide 7. Mineral resources which are not mineral reserves do not have demonstrated economic viability, and US investors are cautioned not to assume that all or any part of a mineral resource will ever be converted into reserves. Further, inferred resources have a great amount of uncertainty as to their existence and as to whether they can be mined legally or economically. It cannot be assumed that all or any part of the inferred resources will ever be upgraded to a higher resource category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of a feasibility study or prefeasibility study, except in rare cases. The SEC normally only permits issuers to report mineralization that does not constitute SEC Industry Guide 7 compliant “reserves” as in-place tonnage and grade without reference to unit amounts. In addition, the NI 43-101 and CIM Standards definition of a “reserve” differs from the definition in SEC Industry Guide 7. In SEC Industry Guide 7, a mineral reserve is defined as a part of a mineral deposit which could be economically and legally extracted or produced at the time the mineral reserve determination is made, and a “final” or “bankable” feasibility study is required to report reserves, the three-year historical price is used in any reserve or cash flow analysis of designated reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority.

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable

Item 7.	Omitted Information

No information has been omitted on the basis that it is confidential.

Item 8.	Senior Officer

The following senior officer of the Issuer is knowledgeable about the material change disclosed in this report.

Henk van Alphen, President & CEO Business Telephone No.: (604) 408-7488

Item 9.	Date of Report

November 18, 2013